Exhibit 8.1

List of Significant Subsidiaries

The following table sets forth our significant subsidiaries as of March 31, 2007:

Subsidiary	State of Jurisdiction or Incorporation
Ann Tanker Corporation	Marshall Islands
Chris Tanker Corporation	Marshall Islands
Regal Unity Tanker Corporation	Marshall Islands
Cathy Tanker Corporation	Marshall Islands
Sophie Corporation	Marshall Islands
Rebecca Corporation	Marshall Islands
Ania Aframax Corporation	Marshall Islands